Delaware

The First State

*I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE CERTIFICATE OF AMENDMENT OF "IONIC WEARABLES,
INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF JULY, A.D.
2024, AT 4:08 O`CLOCK P.M.*



Jeffrey W. Bullock, Secretary of State



2441524 8100

SR# 20243106446

Authentication: 203906184

Date: 07-11-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:08 PM 07/10/2024
FILED 04:08 PM 07/10/2024
SR 20243106446 - File Number 2441524

SECOND CERTIFICATE OF AMENDMENT

TO CERTIFICATE OF INCORPORATION OF

IONIC WEARABLES, INC.

The undersigned, for purposes of amending the Certificate of Incorporation, as amended (the "*Certificate*"), of Ionic Wearables, Inc. (the "*Corporation*"), a corporation organized and existing under, and by virtue of, the General Corporation Law of the State of Delaware, as amended (the "*DGCL*"), certifies as follows:

1.   The date on which the original Corporation's Certificate of Incorporation was filed with the Secretary of State of the State of Delaware was October 4, 2023.

2.   The date on which the Certificate of Amendment to the Corporation's Certificate of Incorporation was filed with the Secretary of State of the State of Delaware was October 26, 2023.

3.   Article FOURTH of the Certificate is amended and restated, in its entirety, as follows:

"The Corporation is authorized to issue one class of capital stock to be designated as Common Stock. The total number of shares which the Corporation is authorized to issue is 15,000,000 shares, $0.0001 par value. 9,000,000 shares of the authorized Common Stock are hereby designated "**Class A Common Stock**" and 6,000,000 shares of the authorized Common Stock are hereby designated "**Class B Common Stock**" (the Class A Common Stock, together with the Class B Common Stock, the "**Common Stock**"). On any matter submitted to the stockholders of the Corporation, holders of Class A Common Stock are entitled to one (1) vote per share. Class B Common Stock shall be non-voting, and the holders of Class B Common Stock shall not be entitled to vote in any proceeding in which action shall be taken by the stockholders of the Corporation. Except for the foregoing, the relative rights, preferences, qualifications, limitations and restrictions of the Class A Common Stock and the Class B Common Stock shall be identical in all respects."

4.   The foregoing amendment has been duly approved by the Corporation's Board of Directors in accordance with the provisions of Sections 141 and 242 of the DGCL.

5.   The foregoing amendment has been duly approved by the written consent of the Corporation's stockholders in accordance with Sections 228 and 242 of the DGCL.

(Signature page follows)

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IN WITNESS WHEREOF, the Corporation has caused this Second Certificate of Amendment to the Certificate of Incorporation be signed by an authorized officer on July 10, 2024.

IONIC WEARABLES, INC.

By: */s/ Blake Luvon*

Name: Blake Luvon

Title: Chief Executive Office3r

Doc ID: c4b3dbf8cddc7a9ebedee56edb7b9b7541239585